FORM  51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

DynaMotive Energy Systems Corporation (the “Issuer”)

230-1700 West 75th Avenue

Vancouver, BC V6P 6G2

Tel. (604) 267-6013

Item 2

Date of Material Change

April 22, 2009

Item 3

News Release

Issued April 22, 2009, disseminated via Filing Services Canada and retransmitted by

      Business Wire.

Item 4

Summary of Material Change

Vancouver, B.C. - Dynamotive Energy Systems Corporation (OTCBB:DYMTF) announced today that it has successfully produced significant amounts of renewable gasoline and diesel from biomass at its research facility in Waterloo Ontario through a novel two stage upgrading process of BioOil®.

The process developed by Dr. Desmond Radlein and his research team, involves pyrolysis of lignocellulosic biomass to produce a primary liquid fuel, BioOil, which is then hydro-reformed to a Stage 1 gas-oil equivalent liquid fuel that can either be directly utilized in blends with hydrocarbon fuels for industrial stationary power and heating applications or be further upgraded to transportation grade liquid hydrocarbon fuels (gasoline/diesel) in a Stage 2 hydrotreating process. The major by-product from lignocellulosic biomass pyrolysis is Biochar which has emerging value for soil productivity enhancement and carbon sequestration. Dynamotive markets its Biochar under the trade name CQuest™.

Based on initial test and analysis, the Company currently estimates that it can deliver advanced (second generation) fuels from biomass at a cost of less than $ 2 per gallon of ethanol-equivalent fuel in facilities processing about 70,000 tonnes of biomass per annum (current scale of its 200 metric tonne per day plant). For further details on the process please visit Dynamotive’s website www.dynamotive.com.

Item 5

Full Description of Material Change

5.1

 Full Description of Material Change

Vancouver, B.C. - Dynamotive Energy Systems Corporation (OTCBB:DYMTF) announced today that it has successfully produced significant amounts of renewable gasoline and diesel from biomass at its research facility in Waterloo Ontario through a novel two stage upgrading process of BioOil®.

The process developed by Dr. Desmond Radlein and his research team, involves pyrolysis of lignocellulosic biomass to produce a primary liquid fuel, BioOil, which is then hydro-reformed to a Stage 1 gas-oil equivalent liquid fuel that can either be directly utilized in blends with hydrocarbon fuels for industrial stationary power and heating applications or be further upgraded to transportation grade liquid hydrocarbon fuels (gasoline/diesel) in a Stage 2 hydrotreating process. The major by-product from lignocellulosic biomass pyrolysis is Biochar which has emerging value for soil productivity enhancement and carbon sequestration. Dynamotive markets its Biochar under the trade name CQuest™.

Based on initial test and analysis, the Company currently estimates that it can deliver advanced (second generation) fuels from biomass at a cost of less than $ 2 per gallon of ethanol-equivalent fuel in facilities processing about 70,000 tonnes of biomass per annum (current scale of its 200 metric tonne per day plant). For further details on the process please visit Dynamotive’s website www.dynamotive.com.

The upgrading process addresses several critical issues in the development of sustainable fuels from biomass.

1)

Food vs. Fuel: The Company converts residual biomass from agricultural and forestry operations and/or dedicated non-food crops through a thermochemical process into BioOil and Biochar. BioOil and Biochar plants can coexist with existing forestry and agricultural facilities, providing an additional benefit to operations.

2)

Yield: Dynamotive’s pyrolysis process converts roughly 85% of the total biomass feed into useful solid (char) and liquid (BioOil) fuels. The balance is utilized to provide energy to the process.

3)

Yields of Diesel/Gasoline from BioOil through the Stage 2 upgrading process of 37% have been achieved at bench-scale. The net overall yield from whole biomass to diesel/gasoline is approximately 25%, which to our knowledge is the highest ever reported.

4)

Scale: Dynamotive’s process is projected to be economically viable at 1/7 to 1/15 scale of competing technologies currently known or under development. It is projected that a plant processing under 70,000 tonnes of biomass a year would produce approximately 4,500,000 gallons of renewable gas-oil at under $ 2 per gallon. The scale factor enables distributed production i.e. plants can be developed in diverse locations creating sustainable “green” jobs, while being compatible with agro and forestry operations.

5)

Flexibility: the two stage process developed by the Company also allows for the opportunity to further upgrade the stage 1 renewable gasoil into diesel and gasoline fuels at a centralized facility or the development of a fully integrated plant if production logistics and economics merit it. This provides for flexibility in development and application.

6)

Investment: Given the plant scale, the investment required is comparatively low. Approximately $ 33 million will deliver a 15 year production capacity of approximately 67 million gallons of renewable transportation grade hydrocarbon fuels. This is a fraction of the capital cost per gallon and per plant required by proposed competing technologies.

7)

Time to market; Dynamotive’s pyrolysis platform is available today, with plants of 130 Mt and 200 Mt per day completed. The upgrading process uses conventional hydrotreatment equipment and process conditions allowing for rapid implementation at pilot and commercial scale.

8)

Construction of an upgrading pilot plant is planned for later this year.

Dynamotive’s path: The Company followed the philosophy that having small scale processing plants (against micro and large scale plants) would provide an opportunity for efficient management of biomass resources and economic operation. The approach allows access to biomass pools that otherwise would not be commercially accessible and allows for the development of distributed fuel production plants.

Dynamotive’s technology is in its 5th generation, having progressed since 1995 to date from bench scale to first pilot at 500 kgs day and 2,000 kgs day, second pilot at 10,000 kgs day and 15,000 kgs day and first and second commercial at 130 and 200 tpd biomass input.

The Company also followed a product development path, aiming at producing renewable fuels that could be blended seamlessly with existing hydrocarbon fuels from biomass. The objective: integrating its products to existing infrastructure and engine technologies.

In doing so provide:

1)

A Biomass based refiners input that is competitively priced at source (BioOil).

2)

A finished product that would be capable of competing on level terms with existing hydrocarbon based fuels.

3)

A finished product that would be compatible with existing infrastructure thus avoiding cost and complexity of dedicated storage, delivery, blend ratios and engine platforms.

Dynamotive through its approach proposes a practical alternative for advanced biofuels production and use which can be competitive on its own merits against traditional fossil fuels in a wide range of economic conditions.

Other Corporate Update:
In other corporate developments, Messrs. Terwilliger and Winsor have retired from the Board of the Canadian parent company but continue to sit on the Board of the Company’s US subsidiary to assist management of the US operations. Dynamotive thanks these gentlemen for their valuable support over the last several years.

Cautionary Notes:

Although Dynamotive believes the yield and cost figures described herein are reasonable estimates based on its current knowledge, it cautions that these results were achieved at bench-scale levels only. While Dynamotive believes the process can be scaled-up using conventionally available upgrading equipment, until such upgrades are in place on a large scale and have operated for a longer term, these estimates may be subject to material adverse changes. Subject to availability of financing, construction of a first commercial upgrading pilot plant is planned for later this year. Although patents for the process will be filed shortly, there is no assurance that patents will ultimately issue or that proprietary protection will be available.

® BioOil is a registered trademark of DynaMotive Energy Systems Corp.

5.2  Disclosure for Restructuring Transactions

N/A

Item 6

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7

Omitted Information

Not applicable

Item 8

Executive Officer

Contact:      Andrew Kingston, President & CEO

Telephone:  (604) 267-6013

Item 9

Date of Report

April 22, 2009

       DYNAMOTIVE ENERGY SYSTEMS CORPORATION

(signed)

  “Richard Lin”

-------------------

                                                            Richard Lin

Chairman

DYNAMOTIVE ENERGY SYSTEMS CORPORATION

      News Release: April 22, 2009

Renewable Gasoline and Diesel from Ligno-Cellulose Biomass Produced at Dynamotive’s Research Facility in Ontario, Canada

BioOil “Hydro-Reforming” Two Stage Process Provides Cost and Scale Advantages over Competing Technologies

Vancouver, B.C. - Dynamotive Energy Systems Corporation (OTCBB:DYMTF) announced today that it has successfully produced significant amounts of renewable gasoline and diesel from biomass at its research facility in Waterloo Ontario through a novel two stage upgrading process of BioOil®.

The process developed by Dr. Desmond Radlein and his research team, involves pyrolysis of lignocellulosic biomass to produce a primary liquid fuel, BioOil, which is then hydro-reformed to a Stage 1 gas-oil equivalent liquid fuel that can either be directly utilized in blends with hydrocarbon fuels for industrial stationary power and heating applications or be further upgraded to transportation grade liquid hydrocarbon fuels (gasoline/diesel) in a Stage 2 hydrotreating process. The major by-product from lignocellulosic biomass pyrolysis is Biochar which has emerging value for soil productivity enhancement and carbon sequestration. Dynamotive markets its Biochar under the trade name CQuest™.

Based on initial test and analysis, the Company currently estimates that it can deliver advanced (second generation) fuels from biomass at a cost of less than $ 2 per gallon of ethanol-equivalent fuel in facilities processing about 70,000 tonnes of biomass per annum (current scale of its 200 metric tonne per day plant). For further details on the process please visit Dynamotive’s website www.dynamotive.com.

The upgrading process addresses several critical issues in the development of sustainable fuels from biomass.

1)

Food vs. Fuel: The Company converts residual biomass from agricultural and forestry operations and/or dedicated non-food crops through a thermochemical process into BioOil and Biochar. BioOil and Biochar plants can coexist with existing forestry and agricultural facilities, providing an additional benefit to operations.

2)

Yield: Dynamotive’s pyrolysis process converts roughly 85% of the total biomass feed into useful solid (char) and liquid (BioOil) fuels. The balance is utilized to provide energy to the process.

3)

Yields of Diesel/Gasoline from BioOil through the Stage 2 upgrading process of 37% have been achieved at bench-scale. The net overall yield from whole biomass to diesel/gasoline is approximately 25%, which to our knowledge is the highest ever reported.

4)

Scale: Dynamotive’s process is projected to be economically viable at 1/7 to 1/15 scale of competing technologies currently known or under development. It is projected that a plant processing under 70,000 tonnes of biomass a year would produce approximately 4,500,000 gallons of renewable gas-oil at under $ 2 per gallon. The scale factor enables distributed production i.e. plants can be developed in diverse locations creating sustainable “green” jobs, while being compatible with agro and forestry operations.

5)

Flexibility: the two stage process developed by the Company also allows for the opportunity to further upgrade the stage 1 renewable gasoil into diesel and gasoline fuels at a centralized facility or the development of a fully integrated plant if production logistics and economics merit it. This provides for flexibility in development and application.

6)

Investment: Given the plant scale, the investment required is comparatively low. Approximately $ 33 million will deliver a 15 year production capacity of approximately 67 million gallons of renewable transportation grade hydrocarbon fuels. This is a fraction of the capital cost per gallon and per plant required by proposed competing technologies.

7)

Time to market; Dynamotive’s pyrolysis platform is available today, with plants of 130 Mt and 200 Mt per day completed. The upgrading process uses conventional hydrotreatment equipment and process conditions allowing for rapid implementation at pilot and commercial scale.

8)

Construction of an upgrading pilot plant is planned for later this year.

Dynamotive’s path: The Company followed the philosophy that having small scale processing plants (against micro and large scale plants) would provide an opportunity for efficient management of biomass resources and economic operation. The approach allows access to biomass pools that otherwise would not be commercially accessible and allows for the development of distributed fuel production plants.

Dynamotive’s technology is in its 5th generation, having progressed since 1995 to date from bench scale to first pilot at 500 kgs day and 2,000 kgs day, second pilot at 10,000 kgs day and 15,000 kgs day and first and second commercial at 130 and 200 tpd biomass input.

The Company also followed a product development path, aiming at producing renewable fuels that could be blended seamlessly with existing hydrocarbon fuels from biomass. The objective: integrating its products to existing infrastructure and engine technologies.

In doing so provide:

1)

A Biomass based refiners input that is competitively priced at source (BioOil).

2)

A finished product that would be capable of competing on level terms with existing hydrocarbon based fuels.

3)

A finished product that would be compatible with existing infrastructure thus avoiding cost and complexity of dedicated storage, delivery, blend ratios and engine platforms.

Dynamotive through its approach proposes a practical alternative for advanced biofuels production and use which can be competitive on its own merits against traditional fossil fuels in a wide range of economic conditions.

Other Corporate Update:
In other corporate developments, Messrs. Terwilliger and Winsor have retired from the Board of the Canadian parent company but continue to sit on the Board of the Company’s US subsidiary to assist management of the US operations. Dynamotive thanks these gentlemen for their valuable support over the last several years.

Cautionary Notes:

Although Dynamotive believes the yield and cost figures described herein are reasonable estimates based on its current knowledge, it cautions that these results were achieved at bench-scale levels only. While Dynamotive believes the process can be scaled-up using conventionally available upgrading equipment, until such upgrades are in place on a large scale and have operated for a longer term, these estimates may be subject to material adverse changes. Subject to availability of financing, construction of a first commercial upgrading pilot plant is planned for later this year. Although patents for the process will be filed shortly, there is no assurance that patents will ultimately issue or that proprietary protection will be available.

® BioOil is a registered trademark of DynaMotive Energy Systems Corp.

About Dynamotive

Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices in the USA and Argentina. Its carbon/greenhouse gas neutral fast pyrolysis technology uses medium temperatures and oxygen-less conditions to turn dry, waste cellulosic biomass into BioOil for power and heat generation. BioOil can be further converted into vehicle fuels and chemicals. Photographs of the Guelph and West Lorne plants may be seen on the company's website www.dynamotive.com.

About BioOil® Biofuel

BioOil® is an industrial fuel produced from cellulose waste material. When combusted it produces substantially less smog-precursor nitrogen oxides (‘NOx’) emissions than conventional oil as well as little or no sulfur oxide gases (‘SOx’), which are a prime cause of acid rain. BioOil® and BioOil Plus™ are price-competitive replacements for heating oils #2 and #6 that are widely used in industrial boilers and furnaces. They have been EcoLogo certified, having met stringent environmental criteria for industrial fuels as measured by Environment Canada’s Environmental Choice Program. BioOil® can be produced from a variety of residue cellulosic biomass resources and is not dependent on food-crop production.

Contacts:

Delphin Thebaud, (703) 336-8459

Toll Free (North America): 1-877-863-2268

Fax : (703) 336-8462

Email: info@dynamotive.com

Website: www.dynamotive.com

Forward Looking Statement

Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, consortiums, teaming agreements, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements". Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the company's disclosure filings with the Securities and Exchange Commission.